BC FORM 45-902F
(Formerly, Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

1.     State the full name, address and telephone number of the issuer of the security distributed.

      Silver Standard Resources Inc.
      #1180 - 999 W. Hastings Street, Vancouver, B.C.    V6C 2W2
      Phone:  604-689-3846    Fax:  (604) 689-3847

2.	State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

      The issuer is a reporting issuer in British Columbia, Alberta, Ontario and Quebec.

3.	State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or quotation system.

       The issuer is listed on the TSX Venture Exchange and is quoted on the NASDAQ Small Cap Market.

4.

Describe the type of security and the aggregate number distributed.   If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

       550,000 units (each unit is comprised of one common share and 0.55 of one common share purchase warrant).

5.

Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full Name of purchaser and municipality and jurisdiction of residence	Number of Securities Purchased	Date of distribution	Price per security / total purchase price (Canadian $)	Exemption Relied Upon	Length of any restricted or seasoning period
Elliott International L.P c/o Elliott Management Corporation 712 Fifth Avenue, 35th Floor New York, New York 10019	302,500 units	December 18/02	$6.27	BC Instrument 72-503	4 months (to April 19/03)
The Liverpool Limited Partnership c/o Elliott Management Corporation 712 Fifth Avenue, 35th Floor New York, New York 10019	247,500 units	December 18/02	$6.27	BC Instrument 72-503	4 months (to April 19/03)

6.	Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

      See Attached Schedule “A”.

7.

State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

       Nil.

8.

Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price per share (Canadian $)
N/A

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, B.C. this 20th day of December, 2002.

Silver Standard Resources Inc.
_________________________________
Name of Issuer (please print)

"Linda J. Sue"
_________________________________
Signature of authorized signatory

Linda J. Sue, Corporate Secretary
_________________________________
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE “A”

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Information not available to the public.